UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported) January 29, 2026

Modine Manufacturing Company

(Exact Name of Registrant as Specified in Its Charter)

Wisconsin

(State or Other Jurisdiction of Incorporation)

001-01373	39-0482000
(Commission File Number)	(IRS Employer Identification No.)

1500 DeKoven Avenue, Racine, Wisconsin	53403
(Address of Principal Executive Offices)	(Zip Code)

(262) 636-1200

(Registrant’s Telephone Number, Including Area Code)

N/A

(Former Name or Former Address, If Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of Each Class	Trading Symbol	Name of Each exchange on Which Registered
Common stock, par value $0.625	MOD	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.Entry into a Material Definitive Agreement.

On January 29, 2026, Modine Manufacturing Company, a Wisconsin corporation (the “Company” or “Modine”), entered into definitive agreements with Gentherm Incorporated, a Michigan corporation (“Gentherm”), pursuant to which the Company’s Performance Technologies business (the “Performance Technologies Business”) will be combined with Gentherm in a Reverse Morris Trust transaction. As a result of the transaction, the Company will receive $210 million in cash, subject to adjustment as described below, and the Company’s shareholders will own approximately 40% of the outstanding Gentherm common stock following the transaction, disregarding any shareholder overlap.

The transaction will occur through the following steps:

●	First, the Company will separate (the “Separation”) the Performance Technologies Business from the remainder of the Company’s businesses so that the Performance Technologies Business is held by Platinum SpinCo Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“SpinCo”).

●	Second, in connection with the Separation, SpinCo will distribute $210 million in cash to the Company, with the amount of such distribution subject to adjustment for cash, working capital and indebtedness of SpinCo subject to decrease if additional shares of Gentherm common stock will be issued to the Company shareholders to meet the Tax Threshold (as described below).

●	Third, the Company will distribute to its shareholders all of the issued and outstanding shares of common stock, par value $0.001 per share, of SpinCo (the “SpinCo Common Stock”) by way of a pro rata distribution (the “Spin-Off”).

●	Fourth, immediately after the Spin-Off, SpinCo will merge with Platinum Gold Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Gentherm (“Merger Sub”), with SpinCo surviving the merger as a wholly owned subsidiary of Gentherm (the “Merger”).

The transaction has been unanimously approved by the Boards of Directors of both the Company and Gentherm.

The definitive agreements entered into in connection with the transaction include (1) a Separation Agreement, dated as of January 29, 2026 (the “Separation Agreement”), by and among the Company, Gentherm and SpinCo and (2) an Agreement and Plan of Merger, dated as of January 29, 2026 (the “Merger Agreement”), by and among the Company, SpinCo, Gentherm and Merger Sub.

The Separation Agreement

The Separation Agreement sets forth the terms and conditions regarding the separation of the Performance Technologies Business from the Company. The Separation Agreement identifies and provides for the transfer of certain assets by the Company to SpinCo and the assumption of certain liabilities by SpinCo from the Company. The Separation Agreement also governs the rights and obligations of the Company and SpinCo regarding the Spin-Off.

The Separation Agreement also sets forth other agreements between the Company and SpinCo related to the Spin-Off, including provisions concerning the termination and settlement of intercompany accounts, certain working capital adjustments and governmental approvals and third-party consents. The Separation Agreement governs certain aspects of the relationship between the Company and SpinCo after the Spin-Off, including provisions with respect to release of claims, indemnification, insurance, access to financial and other information and access to and provision of records. The parties have mutual ongoing indemnification obligations following the Spin-Off with respect to certain liabilities related to the Performance Technologies Business and the Company’s business, respectively.

Prior to, and as a condition of, the Spin-Off, SpinCo will make a cash payment to the Company in the amount of $210 million (the “Cash Distribution”), subject to adjustment for cash, working capital and indebtedness of SpinCo and subject to decrease if additional shares of Gentherm common stock will be issued to the Company shareholders to meet the Tax Threshold. In connection with entry into the Merger Agreement and the Separation Agreement, Gentherm, SpinCo and a financial institution executed a 364-day bridge loan facility commitment letter, pursuant to which such financial institution has committed to provide (i) debt financing to SpinCo to fund the Cash Distribution and a special dividend to Gentherm shareholders, if any (as further described below), and to pay fees and expenses related to the transactions contemplated by the Merger Agreement and the Separation Agreement and (ii) to Gentherm a backstop of its existing credit agreement, in each case on the terms and conditions set forth therein.

Consummation of the Spin-Off is subject to various conditions, including, among others:

●	the completion of the Separation;

●	the Company’s receipt of a customary solvency opinion;

●	the satisfaction or waiver of all conditions under the Merger Agreement (other than those conditions that are to be satisfied substantially contemporaneously with the Spin-Off and/or the Merger, provided that such conditions are capable of being satisfied at such time); and

●	the payment of the Cash Distribution.

The Separation Agreement also contemplates that the Company, SpinCo and Gentherm will enter into additional agreements on or prior to the closing of the Spin-Off, including, among others:

●	a Transition Services Agreement, which will govern, among other things, the Company’s, Gentherm’s and SpinCo’s respective rights and obligations with respect to the provision of certain transition services;

●	a Tax Matters Agreement, which will govern, among other things, the Company’s, Gentherm’s and SpinCo’s respective rights, responsibilities and obligations with respect to taxes, tax attributes, the preparation and filing of tax returns, responsibility for and preservation of the expected tax-free status of the transactions contemplated by the Separation Agreement and certain other tax matters;

●	an Employee Matters Agreement, which will govern, among other things, the Company’s, Gentherm’s and SpinCo’s obligations with respect to current and former employees of the Company and of the Performance Technologies Business;

●	an Intellectual Property Matters Agreement, which will allocate rights and interests in certain intellectual property rights relating to the Performance Technologies Business;

●	a Technical Services Agreement, which will govern, among other things, the parties’ respective rights and obligations with respect to certain test equipment and use of the Company’s technical center;

●	a Lease Agreement, pursuant to which certain property in Racine, Wisconsin transferred to SpinCo in the Separation will be leased back to the Company; and

●	a Trademark Matters Agreement, which provides a perpetual, royalty-free, exclusive license for the Company to use “Modine” brand in connection with the Company’s heating product line, and two-year royalty-free, exclusive license for the Company to use “Modine” brand in connection with the Company’s coatings and coils products lines.

The foregoing description of the Separation Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Separation Agreement, which is attached hereto as Exhibit 2.1 and incorporated into this Item 1.01 by reference.

The Merger Agreement

The Merger Agreement provides that, immediately following the Spin-Off, SpinCo will merge with Merger Sub and become a wholly owned subsidiary of Gentherm. In the Merger, each share of SpinCo Common Stock outstanding will automatically be converted into the right to receive a number of shares of common stock of Gentherm equal to an exchange ratio calculated such that following the Merger and disregarding any shareholder overlap, former holders of SpinCo Common Stock will own, in the aggregate and on a fully diluted basis, 40% of the issued and outstanding Gentherm common stock and the existing holders of Gentherm common stock will own, in the aggregate and on a fully diluted basis, 60% of the issued and outstanding Gentherm common stock.

The Merger Agreement generally provides that the exchange ratio will be adjusted upward if necessary to ensure that, immediately following the closing of the Merger, former shareholders of the Company own, for tax purposes, at least 50.5% (the “Tax Threshold”) of the outstanding shares of Gentherm common stock (which calculation shall include certain shares of Gentherm common stock held by Gentherm shareholders who qualify as overlapping shareholders of the Company). In the event that the exchange ratio is adjusted upwards, the Cash Distribution will be decreased to account for the value of the additional shares issued to the Company shareholders and Gentherm could issue a pre-closing cash dividend to its shareholders.

Post-Closing Governance. The Merger Agreement provides that, in connection with and effective as of the effective time of the Merger, the Gentherm Board of Directors will consist of eleven members, including two individuals selected prior to the closing of the Merger by the Company after consultation in good faith with Gentherm and who meet Nasdaq’s independent director requirements, and the nine directors on the Gentherm board immediately prior to closing.

Closing Conditions. Consummation of the Merger is subject to various conditions, including, among others:

●	the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of certain foreign antitrust approvals;

●	consummation of the Spin-Off in accordance with the terms of the Separation Agreement;

●	the effectiveness of the registration statements to be filed in connection with the transactions;

●	the absence of any law restraining, enjoining or otherwise prohibiting the consummation of the Separation, the Spin-Off or the Merger;

●	the approval of the transactions contemplated by the Merger Agreement by Gentherm’s shareholders;

●	the approval of the shares of Gentherm common stock to be issued pursuant to the Merger for listing on the Nasdaq Global Select Market, subject to official notice of issuance;

●	the receipt of a private letter ruling from the Internal Revenue Service regarding certain matters germane to the U.S. federal income tax consequences of the transactions;

●	each of the Company’s and Gentherm’s receipt of certain tax opinions;

●	the accuracy of the parties’ respective representations and warranties in the Merger Agreement, subject to specified materiality qualifications; and

●	compliance by the parties with their respective covenants in the Merger Agreement in all material respects.

Representations, Warranties and Covenants. The Merger Agreement contains customary representations and warranties made by each of the Company, Gentherm and Merger Sub. The Company, Gentherm and Merger Sub have also agreed to various covenants in the Merger Agreement, including, among other things, covenants (i) to use commercially reasonable efforts in all material respects to conduct their respective operations in the ordinary course of business (with respect to the Company, solely related to the Performance Technologies Business) and (ii) not to take certain actions prior to the closing of the Merger without the prior written consent of the other party. Gentherm has also agreed in the Merger Agreement to covenants not to solicit competing transactions.

Termination. The Merger Agreement contains specified termination rights for the Company and Gentherm, including in the event that the Merger has not been consummated on or prior to March 31, 2027 (subject to a three-month extension in connection with outstanding regulatory approvals). Additionally, the Merger Agreement requires Gentherm to pay the Company a termination fee of $45 million if the Merger Agreement is terminated under certain circumstances.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement, which is attached hereto as Exhibit 2.2 and incorporated into this Item 1.01 by reference.

***

The above descriptions of each of the Separation Agreement and the Merger Agreement have been included to provide investors and security holders with information regarding the terms of each of the Separation Agreement and the Merger Agreement. They are not intended to provide any other factual information about the Company, SpinCo, Gentherm, Merger Sub or their respective subsidiaries and affiliates, or any of their respective businesses. The Merger Agreement contains representations and warranties that are solely for the benefit of parties thereto. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure letters that the parties have exchanged in connection with signing the Merger Agreement as of a specific date. The disclosure letters contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Therefore, investors and security holders should not treat the representations and warranties as categorical statements of fact. Moreover, these representations and warranties may apply standards of materiality in a way that is different from what may be material to investors. The representations and warranties were made only as of the date of the Merger Agreement or such other date or dates as may be specified in the Merger Agreement and they are subject to more recent developments. Accordingly, investors and security holders should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about the Company and Gentherm and their respective subsidiaries that the respective companies include in reports and statements they file with the U.S. Securities and Exchange Commission (the “SEC”).

Item 7.01Regulation FD Disclosure.

On January 29, 2026, Modine issued a joint press release with Gentherm announcing entry into definitive agreements pursuant to which Modine’s Performance Technologies Business will be combined with Gentherm in a Reverse Morris Trust transaction. The press release also announced that Gentherm will be hosting a conference call and webcast at 8:00 a.m., Eastern Time, on January 29, 2026, to discuss the transaction, and that Modine will be hosting a separate conference call to discuss its go-forward business and strategy at 9:15 a.m., Eastern Time, on January 29, 2026. A copy of the joint press release is attached hereto as Exhibit 99.1 and incorporated into this Item 7.01 by reference. The presentation to be used during the conference call and webcast is attached hereto as Exhibit 99.2 and incorporated into this Item 7.01 by reference.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” as that term is defined in the Securities Act and Section 21E of the Exchange Act, including statements regarding the proposed transaction among

Gentherm, Modine and SpinCo. These forward-looking statements generally are identified by the words “believe,” “feel,” “project,” “expect,” “anticipate,” “appear,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “suggest,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including the amount and timing of synergies from the proposed transaction, the tax consequences of the proposed transaction, the terms and scope of the expected financing in connection with the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Gentherm’s and Modine’s current expectations and are subject to risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Gentherm’s and Modine’s control. None of Gentherm, Modine, SpinCo or any of their respective directors, executive officers, or advisors make any representation or provide any assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Gentherm or Modine. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, these developments could have a material adverse effect on Gentherm’s and Modine’s businesses and the ability to successfully complete the proposed transaction and realize its benefits. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Gentherm may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Gentherm, Modine and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Gentherm and SpinCo, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions or any volatility resulting from the imposition of and changing policies around tariffs; (13) actions by third parties, including government agencies; (14) the risk that the anticipated tax treatment of the proposed transaction is not obtained; (15) the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of Modine; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, suppliers, or other counterparties; and (17) other risk factors detailed from time to time in Gentherm’s and Modine’s reports filed with the SEC, including Gentherm’s and Modine’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this Current Report on Form 8-K. None of Gentherm, Modine or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-

looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

This Current Report on Form 8-K is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

In connection with the proposed transaction between Gentherm, SpinCo and Modine, the parties intend to file relevant materials with the SEC, including, among other filings, a registration statement on Form S-4 to be filed by Gentherm (the “Form S-4”) that will include a preliminary proxy statement/prospectus of Gentherm and a definitive proxy statement/prospectus of Gentherm, the latter of which will be mailed to stockholders of Gentherm, and a registration statement on Form 10 to be filed by SpinCo that will incorporate by reference certain portions of the Form S-4 and will serve as an information statement/prospectus in connection with the spin-off of SpinCo from Modine. INVESTORS AND SECURITY HOLDERS OF GENTHERM AND MODINE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (when available) and other documents filed with the SEC by Gentherm, SpinCo or Modine through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Gentherm will be available free of charge on Gentherm’s website at [gentherm.com under the tab “Investors & Media” and under the heading “Financial Info” and subheading “SEC Filings.”] Copies of the documents filed with the SEC by Modine and SpinCo will be available free of charge on Modine’s website at [modine.com under the tab “Investors” and under the heading “Financials” and subheading “SEC Filings.”]

Participants in the Solicitation

Gentherm and Modine and their respective directors and executive officers may be considered participants in the solicitation of proxies from Gentherm’s stockholders in connection with the proposed transaction. Information about the directors and executive officers of Gentherm is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 19, 2025, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on March 27, 2025. To the extent holdings of Gentherm’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Gentherm and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. Information about the directors and executive officers of Modine is set forth in its Annual Report on Form 10-K for the year ended March 31, 2025, which was filed with the SEC on May 21, 2025, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on July 9, 2025. To the extent holdings of Modine’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and from Gentherm’s website and Modine’s website as described above.

Item 9.01Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description

2.1*	Separation Agreement, dated as of January 29, 2026, by and among Modine Manufacturing Company, Gentherm Incorporated and Platinum SpinCo Inc.

2.2*	Agreement and Plan of Merger, dated as of January 29, 2026, by and among Modine Manufacturing Company, Gentherm Incorporated and Platinum Gold Merger Sub, Inc.

99.1	Press Release, dated as of January 29, 2026

99.2	Investor Presentation, dated as of January 29, 2026

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Annexes, schedules and/or exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted attachment to the SEC on a confidential basis upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MODINE MANUFACTURING COMPANY
(Registrant)

By:	/s/ Erin J. Roth
Erin J. Roth
Vice President, General Counsel and Chief Compliance Officer

Date: January 29, 2026